Exhibit 99.1

For immediate release

Kotak Special Situations Fund to invest INR 1000 crores in

Sify’s Data Center business

Mumbai, 1st November, 2021: Kotak Special Situations Fund (KSSF), managed by Kotak Investment Advisors Limited (KIAL) and whose LPs include leading Sovereign Wealth Funds, and Sify Technologies Limited (‘Sify’), India’s most comprehensive ICT service & solutions provider, today announced an agreement under which KSSF will invest up to INR 1,000 crore (USD 135 million) in Sify Infinit Spaces Limited (SISL), a wholly-owned subsidiary of Sify. SISL is a leading data centre services player in India, serving Indian and Global enterprise customers and hyperscalers from its ten operational Data Centres across the country.

Under the transaction, the KSSF investment will be in the form of Compulsorily Convertible Debentures, which will convert into equity based on the operational performance of SIS over a specified reference period. The funds would be used to invest in SIS’ current plan under execution of developing new Data Centres in Mumbai, Noida, Chennai, Bangalore and Hyderabad and for investment in renewable energy requirements for its operational and new Data Centres for up to INR 4,000 crore (USD 530 million).

Raju Vegesna, Chairman and Managing Director, Sify said, “India is set for significant economic growth and is becoming the first choice destination for both global businesses and investors. India is witnessing the rise of Information technology-driven entrepreneurship and business growth. The current capacity of the Data Centre industry in India is expanding at an unprecedented pace, powered by wider cloud adoption, 5G rollout and accelerated digital transformation programmes of enterprises. We are delighted to partner with KSSF as a part of this journey to build world-class Data Centre facilities for our customers to benefit from the large scale digital transformation of India.”

MP Vijay Kumar, Chief Financial Officer, Sify said, “The hyperscalers and enterprise customers have shown high confidence in colocating to our Data Centres over time and these engagements continue to scale. The KSSF partnership will give us access to long-term capital, beyond the present investment. We will, as always, be prudent in our business judgements and build facilities close to assessment of customer demand and in a modular way, deploying the latest and most cost-effective technologies for both design and operations.”

Srini Sriniwasan, Managing Director, Kotak Investment Advisors Limited said, “We are delighted to partner with Sify to build out the Data Centre capacity in India and contribute to the goal of a digitally savvy India, based on the strength of Sify’s entrepreneurial capabilities and experienced management team. Data Centres are at the core of the country’s Digital India ambition, and we believe that with vibrant entrepreneurship in the digital space, rich media consumption by an exploding well-connected population and increasing requirements for local storage of data, India’s Data Centre sector is a long term secular opportunity.”

Eshwar Karra, CEO-Kotak Special Situations Fund, Kotak Investment Advisors Limited said, “Our investment in SIS is in line with our strategy of providing capital to unique India opportunities that require flexible and customised capital solutions, which enables us to grow with our partners and participate in their success while providing value-added support and opportunistic capital in size and scale.”

About Kotak Investment Advisors Limited

Kotak Investment Advisors Limited (KIAL), a part of the Kotak Mahindra Bank (Kotak), focuses on the Alternate Assets business. KIAL was set up in early 2005 to bring a sharper focus to Kotak’s alternate assets practice and has raised/managed/advised in aggregate over USD 4.9 billion across different asset classes including Private Equity Funds, Real Estate Funds, Infrastructure Funds, Special Situations Fund, Listed Strategies and Investment Advisory, all led by independent investment teams.

For more information, visit alternateassets.kotak.com

About Kotak Special Situations Fund

Kotak Special Situations Fund (KSSF) is an Alternative Investment Fund under SEBI regulations managed by the Alternate Asset Management Company - Kotak Investment Advisors Ltd. KSSF currently manages a USD 1 billion fund and is uniquely positioned to be a provider of customised solutions capital to corporates. KSSF has partnered with companies across sectors via customised structures/solutions depending on their situation, requirements and business prospects. With an ability to tactically participate across the capital structure of an enterprise, KSSF has been targeting value propositions across a spectrum of opportunities from growth, to credit situations and stressed assets.

About SIFY

Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp. More than 10,000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centres, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com and Sify Technologies, www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2021, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Phiroza Choksi Kotak Mahindra Group +91-98203-63681 Phiroza.Choksi@kotak.com	Mahesh Nayak Kotak Mahindra Group +91-98704-76989 Mahesh.Nayak@kotak.com	Rakesh Sharma Fortuna PR +91-98335-37679 Rakesh@fortunapr.com	Prasanna Deshpande Fortuna PR +91-98206-79088 Prasanna@fortunapr.com

Praveen Krishna Sify Technologies Limited +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Lucia Domville Grayling Investor Relations +1-646-824-2856 Lucia.Domville@grayling.com	Nikhila Kesavan 20:20 Media +91 9840124036 nikhila.kesavan@2020msl.com